PROSPECTUS SUPPLEMENT                             File No. 33-77396
(TO PROSPECTUS DATED APRIL 22, 1994)              Filed Pursuant to Rule 424(b)(2)
                                                  under the Securities Act of 1933


                                250,000 SHARES
                              CYTOGEN CORPORATION
                                 COMMON STOCK

                              __________________


               Pursuant to an Amended and Restated Investment Agreement (the "Investment Agreement") between Cytogen Corporation (the "Company") and Fletcher Capital Markets Inc. (the "Investor") dated as of May 6, 1994, the Company agreed to sell to the Investor, subject to the terms and conditions of the Investment Agreement, 1,400,000 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), 500,000 shares of which were purchased by the Investor in May 1994 and 900,000 shares of which were purchased by assignees of the Investor in August 1994. In connection with the Investment Agreement, the Company granted to the Investor an option (the "Option") to purchase additional shares of Common Stock (the "Option Shares") at a Per Share Exercise Price defined therein as the product of (i) the average per share daily closing price of the Common Stock as reported on the Nasdaq National Market for the period beginning sixty (60) trading days prior to the date of the Election Notice and ending on the Nasdaq trading day next preceding the date of the Election Notice and (ii) 0.95. In August 1995, the Investor purchased 1,800,000 shares at a Per Share Exercise Price of $4.058 per share pursuant to the exercise of the Option. At that time, the Company and the Investor amended the Option to extend its term until November 15, 1995 and thereunder, the Investor had the right to purchase up to an additional 1,000,000 shares of Common Stock. In November 1995, the Investor purchased 500,000 shares at a Per Share Exercise Price of $4.696 per share pursuant to the exercise of the Option. At that time, the Company and the Investor amended the Option to extend its term until February 15, 1996 and thereunder, the Investor had the right to purchase up to an additional 1,000,000 shares of Common Stock. The Investor elected to exercise the Option on January 5, 1996 for the purchase of 750,000 shares at a Per Share Exercise Price of $4.668 per share and on January 19, 1996 for the purchase of the remaining 250,000 shares at a Per Share Exercise Price of $4.879. The Company and the Investor have agreed that the purchase and sale of the Option Shares will occur on or about January 31, 1996.

               Persons who participate in the distribution of the Option Shares may be deemed to be underwriters as the term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and may be subject to the prospectus delivery requirements thereunder. Any discounts or commissions received by them from the Company and any profits on the resale of the Option Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Investor is entitled under the Investment Agreement to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The Investor has advised the Company that it believes that it is not a statutory underwriter under the Securities Act.

               On January 29, 1996, the last reported sale price of the Common Stock, as reported on Nasdaq was $7.875 per share.

                              __________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                              __________________

==============================================================================
                                      Sales Price    Proceeds To Company (1)
                                      -----------    -------------------
------------------------------------------------------------------------------
Per share.................              $ 4.879               $ 4.879
------------------------------------------------------------------------------
Total.....................             $1,219,750            $1,219,750
==============================================================================
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(1)  Before deducting estimated expenses of approximately $5,000 payable by the
     Company.
          The date of this Prospectus Supplement is January 30, 1996.

                                   DILUTION

               The net tangible book value per share of the Common Stock at September 30, 1995 was $0.368. Without taking into account any change in the Company's net tangible book value after September 30, 1995, other than giving effect to the issuance and sale of the Option Shares at $4.879 per share as shown on the cover page (after deducting estimated expenses), the pro forma net tangible book value per share of the Common Stock would have been $0.400. This represents an immediate increase in net tangible pro forma book value per share of $0.032 to present stockholders and an immediate dilution of $4.479 per share to the Investor. The following table illustrates the per share effect of this dilution on the Investor's purchase of Common Stock:


  Sales price of Common Stock.......................................  $4.879
     Net tangible book value before sale...................  $0.368
     Increase attributable to payments by the Investor.....  $0.032

  Pro forma net tangible book value after sale /(1) (2)/............  $0.400

  Dilution of the Investor..........................................  $4.479
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                              RECENT DEVELOPMENTS

          On November 20, 1995, the Company issued and sold 1,256,565 shares of Common Stock in a private placement transaction pursuant to Regulation S of the Securities Act for an aggregate purchase price of approximately $5,000,000 (the
"Private Placement") and, in connection therewith, the Company was granted the right to put to that investor, until March 19, 1996 (unless extended), that number of shares equal to $5 million divided by a formula purchase price.

          On November 27, 1995, the Company announced that the U.S. Food and
Drug Administration ("FDA") has approved the Company's Product License
Application supplement expanding the approved indications for the Company's
OncoScint CR/OV product to include repeat administration of the product.
OncoScint CR/OV, a monoclonal antibody-based cancer imaging agent for colorectal and ovarian cancer, was approved by FDA in December 1992. The initial approval limited the product to a single administration indication. The approved supplement extends the prior indication to include readministration to human anti-murine antibody (HAMA)-negative patients who are at risk for recurrence of their cancer.

          In December 1995, the Company and Elan Corporation ("Elan") entered into a Research and Development Agreement pursuant to which the Company's
Genetic Diversity Library technology ("GDL") will be combined with Elan's drug delivery system technology to collaboratively develop orally administered products which transport drugs through certain biological barriers within the body. Elan has been granted an option for the worldwide licensing rights to any products so developed and the Company will receive royalties based on sales, if any, of such products. Elan will provide the funding necessary for both companies to fulfill their respective obligations under the agreement. The total cost for the first year is not expected to exceed $3.0 million, of which up to $1.5 million shall be paid to the Company.


_____________________________

1. Excludes 4,285,000 shares of Common Stock issuable upon exercise of outstanding warrants, 2,011,748 shares of Common Stock issuable pursuant to outstanding contingent value rights to purchase Common Stock, 4,191,709 shares of Common Stock issuable upon the exercise of options outstanding under stock option plans and issuable to Fletcher Fund, L.P. in connection with the Company's exercise of certain put rights, and additional shares issuable upon exercise of the put rights described above.

2. Also excludes (a) 4,713,565 shares of Common Stock issued in connection with the merger of Cellcor, Inc., a Delaware corporation, with and into a wholly-owned subsidiary of the Company ("Cellcor Merger") and 5,144,388 shares issued in the related Subscription Offering, (b) 1,250,000 shares of Common Stock issued pursuant to the exercise of the Option by the Investor in November 1995 and on January 17, 1996, as described above (the "Option
     Exercise") and (c) 1,256,565 shares of Common Stock issued in the Private
     Placement. The above calculation does not give effect to the immediate charge of $26.4 million for acquired research and development relating to the Cellcor Merger. The net effect of the Cellcor Merger, the Option
     Exercise and the Private Placement on the Investor is to decrease the pro forma net tangible book value by $0.016 per share to $0.384 per share.